[Letterhead of Entergy Corporation]

October 31, 2007

Ms. Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE: Entergy Corporation
        Definitive 14A (the "Proxy Statement")
        Filed March 19, 2007
        File No. 1-11299

Dear Ms. Quarles:

We submit the following responses to your comment letter dated August 21, 2007. For your convenience, each comment is reproduced below followed by our response.

Compensation Discussion and Analysis, page 16

Staff Comment No. 1:

You indicate that the personnel committee may solicit compensation recommendations from the chief executive officer. Please expand this disclosure to discuss fully the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please discuss whether the chief executive officer has the ability to call or attend personnel committee meetings and whether the chief executive officer met with the personnel committee or compensation consultant.

Entergy's Response:

The personnel committee solicits recommendations from our chief executive officer "with respect to compensation decisions for individual Named Executive Officers (other than the CEO)." However, it is the committee - not the chief executive officer - that makes all final compensation decisions. The chief executive officer's role is limited to:

  providing the committee with an assessment of the performance of each named executive officer (each of whom reports directly to the chief executive officer); and
  recommending base salary, annual merit increases, stock option and annual cash incentive plan compensation amounts for these officers.

The chief executive officer is not in the meeting when the committee determines and approves the compensation to be paid to the named executive officers.

In addition, the committee may request that the chief executive officer provide management feedback and recommendations on changes in the design of compensation programs, such as special retention plans, changes in structure of bonus programs, etc.

The chief executive officer has no role in determining or recommending the amount, or form, of director compensation.

The charter of the personnel committee provides that only the chair of the committee or a majority of its members may call a meeting of the committee. The chief executive officer may attend committee meetings (other than the portions of the meetings during which his compensation and performance are discussed) at the invitation of the chair of the committee; however, he is not a member of the committee and has no vote on matters submitted to the committee.

In 2006, the committee's compensation consultant met at the request of the personnel committee with the chief executive officer to review market trends in executive and management compensation and to discuss the company's overall compensation philosophy, such as the optimum balance between base and incentive compensation. In addition, the committee requested that its independent compensation consultant/expert interview the chief executive officer to obtain management feedback on the impact of compensation programs on employees and information regarding the roles and responsibilities of the named executive officers.

We will take into account this comment, as appropriate, in connection with future filings.

Staff Comment 2:

The disclosure in this section is difficult to understand because of your extensive reliance on acronyms to describe your named executive officers, compensation plans, plan goals and earnings used to calculate post-employment benefits. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided. Please also consider presenting tabular disclosure for complex information, such as the performance goals and the weighting of factors applicable to your executive annual incentive plan.

Entergy's Response

In future filings, we will limit our use of acronyms and, where appropriate, expand use of tabular disclosure for complex information, such as the performance goals and the weighting of factors applicable to our executive annual incentive plan.

Staff Comment 3:

Please provide further analysis about how you determine the amount and, where applicable, the formula for each element you pay. See Item 402(b)(1)(v) of Regulation S-K. Please discuss how the personnel committee uses survey information prepared by the compensation consultant that tracks compensation data to the named executive officers' peers in general industry and/or energy services companies. To the extent you engage in benchmarking against these companies, please disclose the identity of these companies. See Item 402(b)(2)(xiv) of Regulation S-K. Finally, discuss how the personnel committee reviews internal pay equity to set compensation amounts.

Entergy's Response:

  Determination of Amounts and Formulas.

As disclosed in the Proxy Statement, our personnel committee considers a number of factors in determining the amount and, where applicable, the formula for each element we pay. These factors are summarized in the table below opposite the following sections in the Proxy Statement, where they are discussed and analyzed.

Compensation Element	Factors	Proxy Statement Section
Base Salary	Company, business unit and individual performance Market data Internal pay equity (for merit increases)	"Compensation Discussion & Analysis - Elements of the Compensation Program - Cash Compensation -- Base Salary", p. 16
Annual incentive
  Compensation practices at Industry Peer Group Companies and the general market for companies our size
  Competitiveness of compensation plans relative to market practice and ability to attract and retain top executive talent
  Target bonus levels in market for comparable positions
  Desire to ensure that a substantial portion of total compensation is performance-based
  Relative importance, in any given year, of the short-term performance goals established pursuant to the annual cash incentive plan.
"Compensation Discussion & Analysis - Elements of the Compensation Program - Cash Compensation - Incentive Plans", p. 16 -17
Performance Unit Program
  Compensation practices at the Industry Peer Group Companies and in broader group of utility companies
  Competitiveness of compensation plans and ability to attract and retain top executive talent
  Prevailing market practice
  Target long-term compensation values in the market for similar jobs
  The desire to ensure, as described above, that a substantial portion of total compensation is performance-based
  The relative importance, in any given year, of the long-term performance goals established pursuant to the performance unit plan
  The Committee's assessment of other elements of compensation provided to the Named Executive Officer

"Compensation Discussion & Analysis - Elements of the Compensation Program - Equity Compensation - Performance Unit Program", p. 19-20
Stock Options
  Individual performance
  Prevailing market practice
  Targeted long-term value created by the use of stock options
  Number of participants eligible for stock options, and resulting "burn rate" (i.e., the number of stock options authorized divided by the total number of shares outstanding) to assess the potential dilutive effect
"Compensation Discussion & Analysis - Elements of the Compensation Program - Equity Compensation - Performance Unit Program", p. 20

  Survey Information; Benchmarking.

As disclosed under "Compensation Discussion and Analysis - Objectives of our Executive Compensation Program," (pages 15 - 16), our personnel committee uses information prepared by its compensation consultant to evaluate the competitive posture of our executive compensation levels relative to the marketplace. The consultant develops marketplace compensation levels from two data sources:

  Survey Data: The committee reviews survey data comparing the current compensation levels received by each of our officers against the compensation levels received by officers holding similar positions at companies with comparable annual revenues. For non-industry specific positions (e.g., a chief financial officer), the consultant reviews compensation data from general industry. For management positions that are industry-specific (e.g., Group President, Utility Operations), the consultant reviews market data from energy service companies. The data presented to the committee is derived from multiple published/private compensation surveys covering hundreds of United States corporations (both public and private). The identity of the companies comprising the survey data is not disclosed to, or considered by, the committee in its decision-making process. For that reason, we do not believe disclosure of the identity of the companies comprising the survey data is relevant or meaningful to investors.
  Proxy Analysis: In addition to published/private survey data, the committee reviews data comparing the compensation levels of our named executive officers against the compensation levels of the corresponding highest paid executive officers at each of the 19 companies comprising the Philadelphia Utilities Index. The identity of the 19 companies that comprise this index is disclosed under "Compensation Discussion and Analysis - Objectives of our Executive Compensation Program" on page 16 of the Proxy Statement.

As disclosed in "Compensation Discussion and Analysis - Objectives of our Executive Compensation Program," (pages 15 - 16), the committee uses survey data to develop compensation programs that deliver total target compensation at approximately the 50th percentile of the market. For this purpose, the committee reviews the results of the survey data (organized in tabular format) comparing each named executive officer's compensation relative to the 25th, 50th (or median) and 75th percentile of market. The committee considers its objectives to have been met if our named executive officers, considered as a group, are eligible for and receive a target compensation package within the range of 90 - 110 percent of market 50th percentile, as measured against the survey data described above. The Committee uses the proxy analysis data as an additional point of analysis to compare the compensation paid to our named executive officers to the named executive officers of the nineteen companies comprising the Philadelphia Utilities Index.

We will take into account this comment, as appropriate, in connection with future filings.

  Internal Pay Equity

As disclosed in "Compensation Discussion and Analysis -- Elements of the Compensation Program -- Cash Compensation," the personal committee considers "internal pay equity," together with corporate, business unit and individual performance, as a factor in setting annual base salary merit increases for named executive officers. In this context, "internal pay equity" means that the committee may consider the impact of a base salary merit adjustment on a particular named executive officer relative to the base salary of other named executives. The committee, however, has not established any predetermined formula against which the base salary of one named executive officer is measured against another officer or employee. Given our limited use of "internal pay equity" analysis, we do not believe that additional discussion of this compensation principle would be meaningful to investors.

Elements of Compensation, page 18

Staff Comment 4.

We refer you to Securities Act Release 8732A, Section II.B.l. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Leonard's salary is more than three times higher than the next highest paid named executive officer, his non-equity incentive plan compensation is more than four times higher than the next highest paid named executive officer and his options award was more than four times the next highest paid named executive officer. Please supplement the disclosure to analyze the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also discuss why the chief executive officer's performance-based compensation is targeted at 80% of annual target total compensation while you have set the target at 65% for the other named executive officers. Further, please discuss the reasons why the target awards under the executive annual incentive plan are 100% of base salary for the chief executive officer and 70% for the other named executive officers and why the chief executive officer would receive a higher percentage of benefits under the SERP than other named executive officers.

Entergy's Response:

There are no material differences in the compensation policies applicable to our individual executive officers. In other words, we apply the same compensation policies to all of our executive officers; however, the application of these policies results in different compensation amounts to individual executive officers because of: (i) differences in roles and responsibilities, (ii) differences in market-based compensation levels for specific officer positions, (iii) the committee's assessment of individual performance, (iv) variations in business unit performance and (v) other factors discussed in our "Compensation Discussion and Analysis."

The differences in Mr. Leonard's compensation amounts and target formula percentages relative to other named executive officers are, in part, a function of the fact that the market compensates chief executive officers at greater potential compensation levels, with more "pay at risk," than other named executive officers. In addition, as disclosed in the Proxy Statement, the committee assigned significant weight to its assessment of Mr. Leonard's performance:

In reviewing Mr. Leonard's overall compensation, the Committee took special note of the performance of the Company under Mr. Leonard's direction and leadership. In particular, the Committee noted that the total shareholder return of the Company measured over the eight-year period since Mr. Leonard's appointment as CEO of the Company in January 1999 exceeded all of our Industry Peer Group Companies as well as all other U.S. utility companies.

See, "Compensation Disclosure and Analysis - Incentive Plans," page 18. 1

The terms of Mr. Leonard's supplemental executive retirement plan were negotiated at the time of his employment with the company and were designed, among other things, to offset the loss of benefits resulting from Mr. Leonard's resignation from his prior employer. At the time that the Company recruited Mr. Leonard, he had accumulated twenty-five years of seniority with his prior employer and had served as an executive officer for that employer for over ten years and in an officer-level capacity for over fifteen years.

Staff Comment No. 5.

Please provide quantitative disclosure of the earnings per share and operating cash flow goals that the personnel committee established for the executive annual incentive plan for 2006 and 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Your statement indicating that the personnel committee "seeks to establish target achievement levels such that the relative difficulty of achieving the target level is consistent from year to year" does not give investors a sense of how difficult it is for you to achieve these goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Entergy's Response:
  Quantitative Disclosure of Earnings per Share and Operating Cash Flow Goals. We excluded quantitative disclosure of earnings per share and operating cash flow goals because:
  this information is not material to an understanding of our compensation program for named executive officers, particularly in light of all of the other information that we already provide regarding our short-term and long-term performance-based compensation programs; and
  disclosure of these targets and performance-based objectives would result in competitive harm to the company and its stockholders.

________________
1.  To clarify, Mr. Leonard's base salary was two times (not three times) that of the next highest paid executive officers. In addition, his non-equity incentive payout was three times (not four times) that of the next highest paid named executive officer. The difference in compensation levels were consistent with market practices for chief executive officers at comparable companies based on the survey data reviewed by the personnel committee

(i) Materiality.

Instruction 1 to Item 402(b) provides that the "purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant's compensation policies and decisions regarding the named executive officers." The Instruction's emphasis on materiality is consistent with the text of Item 402(b)(1), which provides that compensation discussion and analysis section is to "explain all material elements of the registrant's compensation of the named executive officers" and Item 402(b)(2), which refers to the "material information to be disclosed under" the compensation discussion and analysis section.

We believe that information regarding the specific targets used in our annual incentive plan is not material information and therefore does not require disclosure. Information regarding the specific numeric targets used in the annual incentive plan is not at all "necessary to an understanding of the [Company's] compensation policies and decisions regarding" that plan, much less the overall compensation programs in place for our named executive officers. As described in the Proxy Statement and above, the precise amount of the bonuses paid to the named executive officers pursuant to the annual incentive plan is determined to a large extent by the Company's performance against specific earnings per share and operating cash flow achievement levels set by the personnel committee. The committee selects achievement levels for each such measure that will result in "minimum," "target" and "maximum" payment levels. The specific level that corresponds to the "target" payout is no more or less relevant to an understanding of the plan than is any number along the continuum from minimum to maximum. Furthermore, and perhaps more importantly, providing investors with any specific amount along either of these continuums (or even all of the specific amounts) would not in and of itself provide investors with any meaningful information regarding the operation of the plan. The numbers themselves are largely meaningless to investors and have the potential, taken out of the context of the plan, to be misleading. For example, considering only the earnings per share target has the potential to be misleading given that earnings per share target is set by the personnel committee with an understanding of what the operating cash flow target is. That is, it is at least possible that in some years targets on one metric will be intended to be particularly challenging to reach because targets on the other metric were thought to be more easily attained.

What is critical, therefore, is not the information regarding the specific targets but information regarding the context of the plan. The Proxy Statement already includes a great deal of information in this regard, including the amount (as a percentage of base salary) that would be paid at target performance levels, the specific performance metrics that would be used in determining whether and to what extent payments would be made, the manner in which the Committee sets its performance goals, the company's assessment of the level of difficulty inherent in attaining those goals, the company's historical performance against goals set in the executive annual incentive plan and the amounts actually paid for 2006 performance. Given this disclosure, we do not believe that the disclosure of the specific quantitative targets used in the annual incentive plan would add in any way to an "understanding of [our] compensation policies and decisions" much less that it would meet the test set forth in Instruction 1, namely that the information be "necessary" to such an understanding.

(ii) Competitive Harm.

Instruction 4 to Item 402(b) provides that, "Registrants are not required to disclose .. . . specific quantitative or qualitative performance-related factors . . . involving .. . . confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant." We treat quantitative goals under our annual incentive plan as non-public, confidential commercial and financial information and believe that the disclosure of this information will result in competitive harm to our company. In addition, we believe that disclosure of this information potentially may mislead investors or, at a minimum, confuse investors relative to other forward looking information (e.g., earnings guidance) issued by the company, resulting in additional competitive harm to the company.

As disclosed under "Compensation Discussion and Analysis - Elements of the Compensation Program - Incentive Plans," the personnel committee sets target achievement levels for our annual incentive plan based on the earnings per share and operating cash flow projections in our confidential annual financial plan. These incentive plan targets incorporate non-public information about the existence, timing or potential outcome of (a) acquisitions and divestitures, (b) power purchase and fuel contract negotiations, (c) competitive bidding processes, and (d) litigation, settlement negotiations, tax positions and regulatory proceedings. Our competitors do not have access to our confidential annual financial plan, but the disclosure of our incentive plan goals could enable them to tie such measures with industry knowledge and provide them with insight into management's nonpublic and proprietary perspectives on a range of commercial, operational and strategic planning matters. This could enable our competitors to predict and possibly thwart our commercial strategies.

We provide investors with guidance on our expectations for earnings per share and cash available for capital redeployment in our quarterly and annual earnings releases based on our stated strategic direction; however, these disclosures do not include strategies under consideration. We also use non-public "earnings per share" and "operating cash flow" measures as management goals established under our annual incentive plan. Historically, we have not disclosed these management goals because of the risk that investors might misinterpret them to be an alternative form of corporate earnings guidance. We believe this disclosure would cause competitive harm for the following reasons:
    Analysts would use this information in their reports and would undoubtedly review our performance negatively if these goals were not met. The use of incentive goals for this purpose is inappropriate because the goals incorporate numerous "stretch" objectives and other adjustments not used in GAAP-based financial reports or other investor communications. In short, the disclosure of two outwardly similar (but intrinsically distinct) measures of future financial performance will result in confusion among investors over which measure represents the company's official statement of earnings guidance.
    To the extent that publication of this additional set of guidance results in a depreciation in our stock price due to failure to satisfy analysts' expectations based on an alternative (and inappropriate) form of corporate guidance, competitive harm could result by making it more expensive for us to complete stock-for-stock acquisitions or to raise capital for strategic initiatives.

(b) Difficulty of Meeting Targets

As noted above, incentive goals often include "stretch" objectives and take into account considerations regarding strategic objectives, as opposed to simply satisfying budget estimates. Given this, it is not possible to quantify the difficulty that our named executive officers may face in achieving the specific targets. Notwithstanding this difficulty, we included disclosure addressing this degree of difficulty in "Compensation Discussion and Analysis - Elements of the Compensation Program - Incentive Plans." For example, we disclosed that the Committee seeks to establish target achievement levels such that the relative difficulty of achieving the target level is consistent from year to year.  We also disclosed the average Entergy Achievement Multiplier, which is the metric to determine the funding level under our annual incentive plan and represents earnings per share and operating cash flow results, as a percentage of target over the last five years. In future filings, we would anticipate expanding this disclosure. For example, as appropriate, we could clarify that, in establishing goals, the committee seeks to set median target achievement levels to reflect management's achievement of financial targets consistent with expected performance (i.e., 50th percentile pay philosophy calls for target at 50th percentile performance), and that the Committee sets minimum and maximum achievement levels at approximately 10% below and 10% above such target achievement levels.

Staff Comment No. 6

Please analyze how the personnel committee uses the management effectiveness factor to increase the annual funding multiplier.

Entergy's Response

As disclosed in "Compensation Discussion & Analysis Elements of the Compensation Program -- Incentive Plans," the annual cash bonus plan uses a percentage referred to as the Entergy Achievement Multiplier. The Entergy Achievement Multiplier is the multiplier that is used to determine the percentage of target annual plan awards that will be paid each year to each named executive officer. Each year, this multiplier is increased automatically for each named executive officer by an additional 25 percent (referred to as the "Management Effectiveness Multiplier"). The committee has broad discretion to retain or reduce the application of this enhancement to the multiplier for each named executive officer. In 2006, the committee elected to reduce the effectiveness factor to zero for all named executive officers.

We will take into account this comment, as appropriate, in connection with future filings.

Stock Options, page 22

Staff Comment No. 7

The personnel committee grants options based on its assessment of individual performance of each named executive officer. Please provide further analysis regarding the manner in which the personnel committee takes into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

Entergy's Response:

In "Compensation Discussion & Analysis - Elements of the Compensation Program - Equity Compensation - Performance Unit Program," we disclose that, "For stock option awards, the Committee's assessment of individual performance of each Named Executive Officer is the most important factor in determining the amount of the awards."

As noted in Item 402(b)(2)(vii), the materiality of disclosure of "elements of individual performance and/or contribution that are taken into account" depends upon specific facts and circumstances. In our case, the option grants awarded to our named executive officers (other than the chief executive officer) ranged in amount between 30,000 and 50,000 shares. Given the narrow variation in option grants, we did not believe additional disclosure of the specific reasons underlying individual option grants would be meaningful or significant. In the case of our chief executive officer, who received 210,000 stock options, we believed the variation in award amount was sufficiently material to require the following disclosure:

The Committee took special note of the performance of the Company under Mr. Leonard's direction and leadership. In particular, the Committee noted that the total shareholder return of the Company measured over the eight-year period since Mr. Leonard's appointment as CEO of the Company in January 1999 exceeded all of our Industry Peer Group Companies as well as all other U.S. utility companies.

"Compensation Discussion & Analysis - Elements of the Compensation Program - Incentive Plans", p. 18

In addition, it is important to note that Mr. Leonard's stock option awards are considered as part of his total compensation that is compared to the marketplace. In the view of the committee, Mr. Leonard's total compensation was consistent with the 50th percentile in the marketplace over Mr. Leonard's eight year term as the chief executive officer of the company. As previously noted, the company to date has delivered the number one total shareholder return in the industry.

Retention Agreements, page 26

Staff Comment No. 8.

In addition to the change in control provisions in the retention agreements that require the termination of employment for the identified employees, Mr. Smith's retention agreement will award him a retention payment without the termination of employment. Please discuss the rationale for structuring Mr. Smith's employment agreement in this manner. See Item 402(b)(2)(xi) of Regulation S-K.

Entergy's Response:

Effective July 26, 2007, Mr. Smith agreed to rescind his retention agreement with the Company. See Item 5.02 (e) to our Form 8-K filed on August 1, 2007. The special retention payment was intended to provide an additional incentive to Mr. Smith to remain in employment with the company in the event of a change in control of the company. Among other things, the special retention payment reflected Mr. Smith's unique role and contributions as an officer responsible for the company's strategically vital utility operations.

Summary Compensation Table, page 28

Staff Comment 9.

You have included a footnote to column (h) that indicates that the amount includes the annual actuarial increase in the present value of benefits under all pension plans. It is unclear whether you attribute any amounts included in this column to above-market or preferential earnings on nonqualified deferred compensation. Please clarify in the footnote to column (h) which amounts you attribute to each of the change in pension value and nonqualified deferred compensation earnings. See Instruction 3 to Item 402(c)(2)(viii) of Regulation SK.

Entergy's Response:

The amount attributable to above-market or preferential earnings on nonqualified deferred compensation is zero. Although we believe footnote 4 to column (h) discloses this by implication, we will expand the footnote in future filings to make this disclosure more explicit.

Staff Comment 10.

With respect to footnote (5), please include a separate footnote for each named executive officer to specify the perquisites received by each if each named executive officer did not receive all of the perquisites you have enumerated. For example, on page 26 you disclose that the chief executive officer did not use corporate aircraft for personal purposes yet footnote (5) applies to his compensation.

Entergy's Response:

In future filings, we will modify our footnote disclosure to identify which perquisites were received by each officer.

2006 Outstanding Equity Awards at Fiscal Year End, page 30

Staff Comment 11.

Please specify the vesting date for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Entergy's Response:

In future filings, we will modify Footnotes (1), (2), (3), and (4), or add additional footnotes, to specify more clearly when each option or stock award becomes payable or vests.

2006 Nonqualified Deferred Compensation, page 36

Staff Comment 12.

In this section, please disclose the type of compensation that a named executive officer may defer, and disclose any limitations on the extent to which deferral is permitted. Also discuss the measures for calculating interest or other plan earnings, quantifying interest rates and other earnings measures applicable during the last fiscal year. See Item 402(i)(3) of Regulation S-K.

Entergy's Response:

Information regarding the type of compensation that a named executive officer may defer is set forth in "Compensation Discussion and Analysis Benefits, Perquisites, Agreements and post-Termination Plans - Executive Deferred Compensation" and is incorporated into these sections by reference. In "Compensation Discussion and Analysis Benefits, Perquisites, Agreements and post-Termination Plans - Executive Deferred Compensation"), we disclose the following:

With the exception of allowing for the deferral of federal and state taxes, the Company provides no additional benefit to the Named Executive Officers in connection with amounts deferred under the EDCP. The deemed investment options available to participating Named Executive Officers are limited to certain deemed investment options that are available to all non-officer employees under the Savings Plan. Deferred amounts are deemed credited with earnings or losses based on the rate of return of deemed investment options (under the EDCP) or Entergy Corporation common stock (under the EOP or 2007 Equity Plan)

In summary, as disclosed on page 23 of the Proxy Statement, the investment options provided under our deferred compensation programs mirror the options provided by our Saving Plan. No interest is paid on the deferral accounts. The increase in value is based solely on the increase in value of the investment option selected (Company stock or mutual fund). The named executive officer is not permitted to purchase any shares of Company stock or mutual fund at a discount.

Potential Payments upon Termination or Change in Control, page 37

Staff Comment 13:

The disclosure regarding the potential payments upon termination or change in control is lengthy, overly legalistic and difficult to understand. Please revise your disclosure consistent with the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934. Instead of referring to definitions included in the various plans, please define the terms in this section. Finally, please include the pension benefits that the named executive officers will receive and that you reference in footnote (1) to each table and include a separate column for benefits received upon a change of control without termination for benefits that Mr. Smith would have received.

Entergy's Response:

      Rule 13a-20.

      In future proxy statement filings, we will revise this section to reflect more completely the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934. In addition, we will define relevant terms used in the section on potential payments upon termination or change of control instead of referring to the definitions included in the various plans.

      Pension Benefits upon a Change of Control.

In reliance upon Instruction 3 to Item 402(j) of Regulation S-K, we cross-reference the form and amount of pension benefits payable in connection with triggering event to "2006 Pension Benefits." This section discloses pension benefits required pursuant to Item 402(h) of Regulation S-K. We confirm that the form and amount of the benefits cross-referenced in these sections would not be enhanced for any named executive officer upon any triggering event.

Staff Comment 14:

In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as severance or change-in-control payments.

Entergy's Response:

The committee considers payment and benefit levels based upon market data. Reference is also made to our shareholder approval policy with respect to future severance agreements under "Corporate Governance Principles and Practices", page 13.

We will take into account this comment, as appropriate, in connection with future filings.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff's comments or if you would like to discuss any other matters, please contact Paul A. Castanon at (504) 576- 2095.

Sincerely,

/s/ Paul A. Castanon

Paul A. Castanon
Associate General Counsel and Assistant Corporate Secretary